Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statements (No. 333-191436, No. 333-203222, and No. 333-229254) on Form S-8 of Science Applications International Corporation of our report dated February 20, 2020, with respect to the combined balance sheet of Federal (A Business of Unisys Corporation) as of December 31, 2019, the related combined statements of income, cash flows and changes in net parent investment for the year then ended, and the related notes, which report appears in this Form 8-K/A of Science Applications International Corporation dated April 22, 2020. Our report refers to the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842).
/s/ KPMG LLP
Philadelphia, Pennsylvania
April 22, 2020